EXHIBIT 21.1

OMNIVISION TECHNOLOGIES, INC.

Subsidiaries of OmniVision Technologies, Inc.

(All 100% Owned)

     Registrant’s significant consolidated subsidiaries and the state or jurisdiction of organization of each subsidiary are shown below:

Name of Subsidiary	Jurisdiction of Incorporation
OmniVision International Holding Ltd.	Cayman Islands
HuaWei Technology International, Ltd.	Cayman Islands
(formerly OmniView Technology International, Ltd.)
OmniVision Technologies (Hong Kong) Company Limited	Hong Kong, China
OmniVision Trading (Hong Kong) Company Limited	Hong Kong, China
HuaWei Semiconductor (Shanghai) Co., Ltd.	Shanghai, China
(formerly OmniView Electronic (Shanghai) Co., Ltd.)
Shanghai OmniVision IC Design Co., Ltd.	Shanghai, China
Silicon Optronics, Inc.	Taipei, Taiwan
CDM Optics, Inc.	Boulder, CO.